Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Cidara Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

Filed: July 19, 2024

File No. 333-280919

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on July 31, 2024 or as soon thereafter as is practicable, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP at (858) 550-6142.

Very truly yours,

CIDARA THERAPEUTICS, INC.

By:	/s/ Jeffrey Stein, Ph.D.
Name:	Jeffrey Stein, Ph.D.
Title:	President and Chief Executive Officer

cc:	Charles J. Bair, Cooley LLP